SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 20, 2016	By	/S/ S. J. Cheng
Name: S. J. Cheng
Title: Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

UPDATE: ChipMOS MERGER EXPECTED TO CLOSE OCTOBER 31

Hsinchu, Taiwan, October 20, 2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda” or “Company” or “IMOS”) (Nasdaq: IMOS) today announced it expects to close on October 31, 2016 the merger (the “Merger”) of ChipMOS Bermuda with and into its 58.3% owned subsidiary ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) (Taiwan Stock Exchange (“TWSE”): 8150).

Pursuant to the previously announced agreement and plan of merger, dated January 21, 2016, by and between ChipMOS Bermuda and ChipMOS Taiwan (the “Merger Agreement”):

•	ChipMOS Taiwan will be the surviving company after the Merger.

•	In accordance with the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each common share of IMOS, par value US$0.04 per share (each, an “IMOS Share”, and collectively, the “IMOS Shares”), issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right by each holder of such cancelled IMOS Shares to receive, with respect to each such IMOS Share,

•	(i) 0.9355 American depositary share (each, a “ChipMOS Taiwan ADS”, and collectively, the “ChipMOS Taiwan ADSs”), each ChipMOS Taiwan ADS representing 20 common shares of ChipMOS Taiwan, par value NT$10 per share (each, a “ChipMOS Taiwan Share”, and collectively, the “ChipMOS Taiwan Shares”) (the “Share Consideration”), and

•	(ii) US$3.71 in cash, without interest, net of any applicable withholding tax (the “Cash Consideration” and together with the Share Consideration and any cash-in-lieu payment of any fractional ChipMOS Taiwan ADS, the “Merger Consideration”).

Trading is expected to be suspended in the common shares of ChipMOS Bermuda on the NASDAQ Capital Market (“NASDAQ”) as of 4:00 p.m. (New York time) on Friday, October 28, 2016. NASDAQ notification to the U.S. Securities and Exchange Commission (the “SEC”) for the delisting of IMOS’s registered securities is expected on Monday, October 31, 2016. ChipMOS Bermuda intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC after the closing of the Merger. ChipMOS Bermuda’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Trading of the to-be-issued ChipMOS Taiwan ADSs is expected to commence on NASDAQ under the ticker symbol “IMOS” on Tuesday, November 1, 2016.

ChipMOS Taiwan Shares will continue to trade on the TWSE under the current ticker symbol “8150.”

The Company expects to report financial results for the third quarter of 2016 on Thursday, November 10, 2016 before the NASDAQ open (New York time).

This press release is not an offering of securities for sale in any jurisdiction:

ChipMOS Taiwan filed a registration statement on Form F-4 with the SEC in connection with the merger. The Form F-4 contains a prospectus, proxy statement for the merger and other documents. In addition, certain participants in the merger filed with the SEC a Schedule 13E-3 transaction statement. These documents contain important information about ChipMOS Taiwan and ChipMOS Bermuda, the merger and related matters, including the terms and conditions of the transaction. IMOS Shares holders are urged to carefully read these documents. The Form F-4, prospectus, proxy statement, Schedule 13E-3 and all other documents filed with the SEC in connection with the merger are available, free of charge, on the SEC’s website at www.sec.gov and in the SEC section of the ChipMOS Investor Relations website at www.chipmos.com. In addition, these documents will be made available, free of charge, to IMOS Shares holders who make a written request to irene_tsai@chipmos.com.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any filings made with the SEC.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qinpu Industrial Zone in Shanghai, ChipMOS Bermuda and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) (Taiwan Stock Exchange: 8150), was established in August 1997 and is an industry leading provider of semiconductor assembly and test services. ChipMOS Taiwan is a leader in Taiwan’s IC packaging and testing industry and has one of the world’s largest LCD driver capacity footprints for packaging and testing. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS Taiwan and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more details, please refer to ChipMOS Taiwan’s website http://www.chipmos.com.tw.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC, including the Schedule 13E-3 transaction statement and the proxy statement filed by the Company.